        UNITED STATES
SECURITIES AND EXCHANGE COMMISSION                   ---------------------------
       WASHINGTON, D.C. 20549                            OMB APPROVAL
                                                     ---------------------------
            FORM N-17f-2                             OMB Number:       3235-0360
                                                     Expires:      July 31, 1994
Certificate of Accounting of Securities and Similar  Estimated average burden
        Investments in the Custody of                hours per response.....0.05
       Management Investment Companies               ---------------------------

    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

-------------------------------------------------------------------------------------------------- -----------------------------
1. Investment Company Act File Number:                                                              Date examination completed:
811-8644                                                                                            April 30, 2002
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2. State identification Number:
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   AL                   AK                    AZ                   AR                   CA                   CO
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   CT                   DE                    DC                   FL                   GA                   HI
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   ID                   IL                    IN                   IA                   KS                   KY
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   LA                   ME                    MD                   MA                   MI                   MN
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   MS                   MO                    MT                   NE                   NV                   NH
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   NJ                   NM                    NY                   NC                   ND                   OH
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   OK                   OR                    PA                   RI                   SC                   SD
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   TN                   TX                    UT                   VT                   VA                   WA
   -------------------- --------------------- -------------------- -------------------- -------------------- -------------------
   WV                   WI                    WY                   PUERTO RICO
   -------------------- --------------------- -------------------- -------------------------------------------------------------
   Other (specify):
   -----------------------------------------------------------------------------------------------------------------------------

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3. Exact name of investment company as specified in registration statement:

AmSouth Funds
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4. Address of principal executive office (number, street, city, state, zip code):

3435 Stelzer Road, Columbus, Ohio 43219-8001
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

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

          THIS FROM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

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                        Report of Independent Accountants

To the Board of Trustees of
AmSouth Funds

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rules 17f-2 of the Investment Company Act of 1940," that AmSouth Funds, comprised of AmSouth Value Fund, AmSouth Growth Fund, AmSouth Capital Growth Fund, AmSouth Large Cap Fund, AmSouth Mid Cap Fund, AmSouth Small Cap Fund, AmSouth Equity Income Fund, AmSouth Balanced Fund, AmSouth Select Equity Fund, AmSouth Enhanced Market Fund, AmSouth Strategic
Portfolios: Aggressive Growth Portfolio, AmSouth Strategic Portfolios: Growth Portfolio, AmSouth Strategic Portfolios: Growth and Income Portfolio, AmSouth Strategic Portfolios: Moderate Growth and Income Portfolio, AmSouth Bond Fund, AmSouth Limited Term Bond Fund, AmSouth Government Income Fund, AmSouth Limited Term U.S. Government Fund, AmSouth Municipal Bond Fund, AmSouth Florida Tax-Exempt Fund, AmSouth Tennessee Tax-Exempt Fund, AmSouth Limited Term Tennessee Tax-Exempt Fund, AmSouth Prime Money Market Fund, AmSouth U.S. Treasury Money Market Fund, AmSouth Treasury Reserve Money Market Fund, AmSouth Tax-Exempt Money Market Fund and AmSouth Institutional Prime Obligations Fund (collectively, the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of April 30, 2002 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2002, and with respect to agreement of security and similar investments purchases and sales, for the period from February 28, 2002 (the date of our last examination) through April 30, 2002:

..    Count and inspection of all securities and similar investments located in the vault of AmSouth Bank in Birmingham, without prior notice to management;

..    Confirmation of all securities and similar investments held by institutions in book entry form with The Bank of New York, The Depository Trust Company, and BISYS Fund Services;

..    Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

..    Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian;

..    Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with AmSouth Bank records; and

..    Agreement of one security and/or investment purchase per fund or one security and/or investment sales or maturities per fund since our last examination from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that AmSouth Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2002, and from February 28, 2002 (the date of the last examination) through April 30, 2002 with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of the board of trustees and management of AmSouth Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                              Ernst & Young LLP


Columbus, Ohio
July 15, 2002

  Report of Management on Compliance With Rules 17f-2 of the Investment Company
                                   Act of 1940

July 15, 2002

We, as members of management of AmSouth Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2002, and from February 28, 2002 (the date of the last examination) through April 30, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2002, and from February 28, 2002 (the date of the last examination) through April 30, 2002 with respect to securities and similar investments reflected in the investment accounts of the Funds.


/s/ John F. Calvano
------------------------------
John F. Calvano
President


/s/ Jeffrey C. Cusick
------------------------------
Jeffrey C. Cusick
Vice President


/s/ Charles L. Booth
------------------------------
Charles L. Booth
Treasurer